Contact

www.linkedin.com/in/peter-agelasto-4838746 (LinkedIn)
www.starchive.io (Company)

Top Skills

Social Media Marketing
After Effects
Television

Languages

English (Native or Bilingual)
German (Limited Working)

Publications

Stuck inside of Nelson: Starchive Scores Big with Bob Dylan Archive
iTrowel and Intro into Archaeomediaology
Eyeing Past, Present and Future

Peter Agelasto

Starchive Co-Founder - Head of Product Development | Artist, Musician, Visionary
Roseland, Virginia, United States

Summary

Peter is the charismatic inventor-visionary behind the idea that ultimately became Starchive. His relentless passion & innovation as an advocate for connecting media & metadata inspires everything we do & pushes Starchive to the very edges of media evolution.

Experience

Starchive
Starchive Founder | Head of Product Development & Vision | Evangelist
May 2014 - Present (8 years 7 months)
Charlottesville, Virginia Area

Monkeyclaus Recording Studio & Bluewall Media
Co-Owner
1999 - 2022 (23 years)
Virginia, United States

Bluewall Media is a bleeding-edge Internet multimedia company with expertise in audio, video, and code. As digital architects and content developers, we focus on creating and integrating products that monetize all types of content, especially social media, audio, and video, through the means of aggregation, integration, and syndication. Bluewall Media's core strength lies in our ability to move easily between the realms of code and content, helping move production from the microphone to the iPhone.

Education

Colby College
Independent Major, Archaeology · (1993 - 1996)

Norfolk Academy
· (September 1982 - June 1992)